Exhibit 99.03

OPSWARE INC.
599 N. Mathilda Avenue
Sunnyvale, CA 94085

Notice of Treatment of Options in Connection with Acquisition

May 23, 2007

Dear Option Holder:

As you know, on April 26, 2007 (the “Effective Time”), Opsware Inc., a Delaware corporation (“Opsware”), completed its acquisition of iConclude Co., a Delaware corporation (“iConclude”) pursuant to an Agreement and Plan of Reorganization with iConclude, dated as of March 5, 2007, and amended April 25, 2007 (the “Reorganization Agreement”), pursuant to which iConclude merged with and into OZ2 Acquisition LLC, a wholly-owned subsidiary of Opsware (the “Acquisition”) and ceased to exist as an independent entity. The purpose of this letter is to inform you of how your options to purchase shares of iConclude Common Stock (“Options”) under the iConclude Co. 2005 Stock Plan, as amended (the “Option Plan”) will be treated in connection with the Acquisition.  In particular, this letter explains the assumption and conversion of your Options provides for the potential accelerated vesting of your Assumed Options (as defined below).  This letter supplements the notice, dated April 11, 2007, you received from iConclude regarding the treatment of your Options in connection with the Acquisition, and to the extent the two letters conflict, the terms of this letter shall control.

Assumption & Conversion

Pursuant to the Reorganization Agreement, Opsware assumed your Options upon completion of the Acquisition.  This letter refers your assumed iConclude Options as “Assumed Options”.  Each Assumed Option will continue to be subject to the same terms and conditions of the Option Plan and any applicable option agreements to which they were subject prior to the completion of the Acquisition (including the existing term and vesting schedule), except that (i) each Assumed Option will be exercisable (when vested) for that number of whole shares of Opsware Common Stock determined by multiplying the number of shares of iConclude Common Stock subject to such Option immediately prior to the Effective Time of the Acquisition by the Option Exchange Ratio (as defined below) (rounded down to the nearest whole number), (ii) the exercise price per share of each such Option will equal the exercise price of each such Option immediately prior to the Effective Time of the Acquisition divided by the Option Exchange Ratio (rounded up to the nearest whole cent) and (iii) certain of your shares may be entitled to acceleration as discussed below under “Acceleration”.

Because an Earnout Amount (as defined in the Reorganization Agreement) was paid to the shares of iConclude Common Stock on May 16, 2007 in connection with the Acquisition, the Option Exchange Ratio set forth in the Reorganization Agreement was modified to reflect the Earnout.  The modification to the Option Exchange Ratio occurred on May 16, 2007 (the “Option Adjustment Date”).  This letter refers to the modified Option Exchange Ratio as the “Modified Option Exchange Ratio”.

The “Option Exchange Ratio” is 0.22596862, which is equal to the sum of (x) the quotient (rounded to the eighth decimal place) obtained by dividing (A) the Per Share Non-Dividend Cash Participation Amount (as defined in the Reorganization Agreement) by (B) the average of the closing prices for a share of Opsware Common Stock as quoted on the NASDAQ Global Market for thirty (30) consecutive trading days ending on (and including) the trading day that is the third trading day prior to the Closing Date of the Acquisition (“the “Opsware Closing Price”).

The “Modified Option Exchange Ratio” is 0.22766874, which is equal to the sum of (x) the Option Exchange Ratio plus (y) the quotient obtained by dividing (A) the Per Share Earnout Amount (as defined in the Reorganization Agreement), by (B) the Opsware Closing Price.

Opsware will separately provide you with an options statement listing the number of Opsware shares of Common Stock underlying your converted iConclude Option(s) after applying the Modified Option Exchange Ratio.

Acceleration

The following acceleration does not apply to certain officers of iConclude: Scott Roza, Richard Smith, Brian White and Eric Hughes.  In the event that your employment is terminated by Opsware without Cause (as defined below) on or before October 30, 2007, twenty-five percent (25%) of the then-unvested shares subject to each of your Assumed Options will accelerate and become exercisable.

For purposes of this Notice and your Assumed Options, “Cause” means (i) your unauthorized use or disclosure of Opsware’s confidential information or trade secrets, which use or disclosure has caused or is reasonably expected to result in injury to Opsware; (ii) your breach of any written agreement between you and Opsware, provided, however, that Opsware shall provide you with written evidence of such breach, and you shall thereafter have ten (10) business days to cure such breach; (iii) your engaging in illegal conduct that has caused or is reasonably expected to result in injury to Opsware; (iv) your being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or misappropriating property, including proprietary information, belonging to Opsware or its affiliates; (v) your failure to act in accordance with any lawful direction or order by Opsware or (vi) your failure to cooperate in good faith with a governmental or internal investigation of Opsware or its directors, officers or employees.

If you have any questions, please contact Debra Pentaleri in the Opsware Legal Department at 408.744.7829 or debra@opsware.com.

Very truly yours,

OPSWARE INC.

Debra Pentaleri Stock Administrator